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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                             0-24374
                                                       -------------------
                                                         SEC FILE NUMBER

                                                           549332 20 3
                                                       -------------------
                                                          CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and
    Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 2000
                  ----------------------------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                     ----------------------------------------------------------

Part I -- Registrant Information

          Full Name of Registrant: Lucas Educational Systems, Inc.
          Former Name if Applicable:
          Address of Principal Executive Office: 17950 Preston Road,
                                                 Suite 912, Dallas, Texas 75252

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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         (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) No accountant's statement or other exhibit required by Rule 12b-25 is required.

Part III -- Narrative

         On November 2, 2000 the Registrant was informed by Tanner + Co., Certified Public Accountants, that they had informed the Securities and Exchange Commission that the client/auditor relationship with the Registrant had ceased. Subsequently, Tanner + Co. has agreed to review the 10-QSB for the six months ended September 30, 2000. This situation has created a delay in filing. The 10-QSB will be filed within the 5 day extension.

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification

   Steven R. Crowell  (972) 267-7250 ext. 202
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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         Lucas Educational Systems, Inc. has caused this notification to be signed on its behalf thereunto duly authorized.

Date: November 14, 2000

                         LUCAS EDUCATIONAL SYSTEMS, INC.


                         By:    /s/ Steven R. Crowell
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                                Steven R. Crowell, Chief Financial Officer
                                And Chief Accounting Officer



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